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# Interactive Meeting

results 3Q24

We will present our 3Q24 results in an interactive meeting, with a Q&A session at the end.

**Register now**

**Nov 5th**

**at 8 a.m.** (EST) **at 10 a.m.** (Brasilia time)

english and portuguese

## Check out the speakers



**Milton Maluhy**
CEO



**Gabriel Amado de Moura**
CFO



**Renato Lulia**
Head of Corporate Strategy, IR and Corporate Development



**Gustavo Lopes Rodrigues**
IRO

## 3Q24 Results

Results will be published in the investor relations website on November 4th, after trading hours.